Mail Stop 3561

April 19, 2006

Robert Baskind
President
Tilden Associates, Inc.
300 Hempstead Turnpike
Suite 110
West Hempstead, NY 11552

       Re: Tilden Associates
                Item 4.01 Form 8-K filed April 19, 2006
                File No. 0-30754

Dear Mr. Baskin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that your previous auditor was replaced. Please revise your Form 8-K to state whether the former auditor was dismissed, resigned or declined to stand for re-election. See Regulation S-K Item 304.

2. We note that although the prior auditor was replaced that they continued to provide accounting services after that date. Please revise your Form 8-K to disclose that you continued to utilize the services of the prior auditor after the date that the prior auditor was replaced and that the prior auditor provided an opinion on the most recent financial statement included with your Form 10-K.

3. Update your Form 8-K to state whether there were any disagreements with the prior auditor during the two most recent fiscal years and through the date of the auditors opinion on the financial statements as of December 31, 2005. See Regulation S-K Item 304(a)(1)(iv).

4. Please provide us with more information concerning the nature of the fee dispute with the prior auditor. Tell us in more detail whether this disagreement had any impact on the prior auditor in his conduct of his audit and whether this agreement impacted the financial statements.

5. Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

6. We note that you are required to file a Form 8-K disclosing a change of auditor with four business days. Please tell us what factors caused a delay in the filing of your report on Form 8-K.

7. Please amend your Form 8-K to provide the letter from the prior auditor as required to be filed under exhibit 16.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief